James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

November 16, 2010

Securities and Exchange Commission

Attention:	Maryse Mills-Apenteng Ryan Houseal Jamie John Craig Wilson

100 F Street, N.E.
Washington, D.C. 20549

Re:	Web.com Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 5, 2010 Form 8-K filed October 15, 2010 File No. 000-51595

Ladies and Gentlemen:

On behalf of Web.com Group, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 1, 2010, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 and Form 8-K filed October 15, 2010 (the “Comment Letter”).

Please be advised that the Company expects that it will provide its response to the Staff’s Comment Letter on or before December 2, 2010, which is ten business days after the original date requested by the Staff, and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650) 843-5103 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM